Exhibit 18

April 20, 2004


Board of Directors
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, Tennessee 38108


Dear Sirs:

Note B to the Notes to Condensed Consolidated Financial Statements of Buckeye Technologies Inc. included in its quarterly report on Form 10-Q for the period ended March 31, 2004 describes a change as of July 1, 2003 in the method of accounting for the costs of planned maintenance activities from accruing the cost of periodic planned maintenance shutdowns over the period between shutdowns (the accrue in advance method) to the direct expense method. Under the new accounting method, maintenance costs are expensed as incurred. Note B also states that the Company believes the direct expense method is preferable in this circumstance because the maintenance liability is not recorded until there is an obligating event (when the maintenance event is actually being performed), the direct expense method eliminates significant estimates and judgments inherent under the accrual method, and it is the predominant method used in the industry.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, we conclude that the change in the method of accounting for the costs of planned maintenance activities is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to June 30, 2003, and therefore we do not express any opinion on any financial statements of Buckeye Technologies Inc. subsequent to that date.



                                                      Very truly yours,



                                                      /s/ Ernst & Young LLP